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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.
                          ANNOUNCES THE APPOINTMENT OF
                        ADDITIONAL INDEPENDENT DIRECTORS

     Toronto, Canada, August 19, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) announced today that Paul A. Carroll, Q.C. and Donald M.J. Vale, both of Toronto, have been appointed as directors of Hollinger.

     Mr. Carroll is the President and Chief Executive Officer of Carnarvon Capital Corporation, a Toronto-based investment management and venture capital company. Prior to January 31, 2003, he was Counsel to Gowling Lafleur Henderson LLP, a major Canadian law firm, and its predecessor firm, Smith Lyons.

     Mr. Vale has held a succession of senior executive positions including with Philips Electronics (Holland) Ltd., Matsushita Electric Company of Japan, NBS Technologies Inc. and Sharp Electronics Corporation of Japan. His earlier career included positions at NatWest in London and Shell. He holds an MBA degree from the University of Western Ontario. Mr. Vale is currently the Principal of United Global Enterprises Inc., a consulting firm specializing in executive interim management and global business turnaround assignments.

     Messrs. Carroll and Vale are also independent members of the board of directors of Argus Corporation Limited.

     In addition, Messrs. Carroll and Vale have been appointed as additional members of Hollinger's Audit Committee, Independent Committee and Corporate Governance and Compensation Committee.

     Status of Selected Civil Proceedings

     Notice of an Appeal has been filed by Hollinger in respect of the decision of Justice Farley of the Ontario Superior Court of Justice temporarily staying the counterclaims of Hollinger, The Ravelston Corporation Limited and Ravelston Management Inc. against Hollinger International Inc. ("Hollinger International") for outstanding management fees and damages for oppression of Hollinger and intentional interference with Hollinger's economic relations. Notice of an Appeal has also been filed by The Ravelston Corporation Limited and Ravelston Management Inc. of the decision of Justice Farley denying their request that the jurisdiction of the complaint filed by Hollinger International against Hollinger and others in Illinois be moved from Illinois to Ontario.

     The hearing in respect of the application to the Ontario Superior Court of Justice commenced by Catalyst Fund General Partner I Inc. seeking an order directing an investigation under the Canada Business Corporations Act has been rescheduled to take place on August 25 and 26, 2004.


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     Hollinger's principal asset is its approximately 68.0% voting and 18.2%
equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com